Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester,  CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269
December 15, 2008

Solar Acquisitions Corp.
Board of Directors
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

RE:              Solar Acquisitions Corp.
Registration Statement on Form S-1

Gentlemen:
I have been retained by Solar Acquisitions Corp., a Florida corporation (the “Company”), in connection with the Registration Statement (the “Registration Statement”) on Form S-1, to be filed by the Company with the U.S. Securities and Exchange Commission relating to the offering of 1,500,000 shares of Common Stock of the Company. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Registration Statement will be validly issued, fully paid, and non-assessable.

In connection with the request, I have examined the following:

1. Certificate of Incorporation of the Company;
2. Bylaws of the Company;
3. The Registration Statement; and
    4. Unanimous consent resolutions of the Company’s Board of Directors.

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Registration Statement are validly authorized and, when issued in accordance with the terms set forth in the Registration Statement, will be validly issued, fully paid and non-assessable under the corporate laws of the State of Florida.

I consent to my name being used in the Registration Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Registration Statement.

Sincerely,

Jillian Ivey Sidotidu/JIS